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FILE PURSUANT TO RULE 424b5
REGISTRATION NO. 333-114639

PROSPECTUS

2,673,697 SHARES

Intrusion Inc.
Common Stock

        This prospectus relates to up to 2,673,697 shares of our common stock that the selling stockholders named on page 19 in this prospectus, or their respective pledgees, donees, transferees or other successors in interest that receive these shares as a gift, partnership distribution or other non sale related transfer, may offer for resale from time to time.

        Of the 2,673,697 shares of common stock to which this prospectus relates:

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  462,338 shares are currently outstanding;

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  1,590,331 shares underlie currently outstanding convertible preferred stock; and

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  621,028 shares underlie currently outstanding warrants.

        The prices at which these stockholders may sell the shares will be determined by the prevailing market prices for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares, but we will receive the exercise price of the warrants if they are exercised for cash. If all of the warrants for which we are registering the underlying shares of our common stock are exercised for cash, as of the date of this prospectus, we would receive an aggregate of approximately $1,952,512.03.

        Our common stock is currently quoted on The Nasdaq SmallCap Market under the symbol "INTZ." On August 3, 2004, the closing price for our common stock as reported by The Nasdaq SmallCap Market was $1.18. All share numbers and related price information contained in this prospectus reflect the effect of a four-for-one (4:1) reverse stock split of our common stock on March 29, 2004.

An investment in our common stock involves substantial risk. These risks are described under the caption "Risk Factors" beginning on page 2 and the section entitled "Additional Factors That May Affect Future Results of Operations" in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 9, 2004.

TABLE OF CONTENTS

INTRUSION INC.	1
RISK FACTORS	2
NOTE REGARDING FORWARD-LOOKING STATEMENTS	10
DESCRIPTION OF SECURITIES AND RELATED TRANSACTIONS	11
PLAN OF DISTRIBUTION	15
USE OF PROCEEDS	17
SELLING STOCKHOLDERS	18
LEGAL MATTERS	20
EXPERTS	20
WHERE YOU CAN FIND ADDITIONAL INFORMATION	20

INTRUSION INC.

General

        We develop, market and support a family of network intrusion prevention and detection systems and regulated information compliance systems that address vital security issues facing organizations with mission critical business applications or housing classified, confidential, or customer information assets. We currently provide network security and regulated information compliance solutions under our SecureNet family of hardware and software solutions.

        We market and distribute our products through a direct sales force to end-users and distributors and by numerous domestic and international system integrators, managed service providers and value-added resellers. Our end-user customers include high technology, manufacturing, telecommunications, retail, transportation, health care, insurance, entertainment, utilities and energy companies, government agencies, financial institutions, and academic institutions.

        We were organized in Texas in September 1983 and reincorporated in Delaware in October 1995. For more than 15 years, we provided local area networking equipment and were known as Optical Data Systems or ODS Networks. On April 17, 2000, we announced plans to sell, or otherwise dispose of, our networking divisions, which included our Essential Communications division and our local area networking assets. In accordance with these plans, we have accounted for these businesses as discontinued operations. On June 1, 2000, we changed our name from ODS Networks, Inc. to Intrusion.com, Inc., and our NASDAQ ticker symbol from ODSI to INTZ to reflect our focus on intrusion detection solutions. On November 1, 2001, we changed our name from Intrusion.com, Inc. to Intrusion Inc.

        Our principal executive offices are located at 1101 East Arapaho Road, Richardson, Texas 75081, and our telephone number is (972) 234-6400. Our website URL is www.intrusion.com. Information contained in or linked to our website are not a part of this prospectus. References to "we," "us" and "our" in this prospectus refer to Intrusion Inc. and its subsidiaries.

This Prospectus

        This prospectus relates to up to 2,673,697 shares of our common stock that the selling stockholders listed on page 19, or their respective pledgees, donees, transferees or other successors in interest that receive these shares as a gift, partnership distribution or other non-sale related transfer, may offer for resale from time to time. These shares include shares of our common stock that are currently outstanding and shares of our common stock underlying shares of our convertible preferred stock and warrants that were issued to the selling stockholders in various transactions. These transactions are summarized below and are more fully described under the section entitled "Description of Securities and Related Transactions" beginning on page 11 of this prospectus.

The Transactions

Private Placement

        On March 25, 2004, we entered into a Securities Purchase Agreement with various investors pursuant to which the investors purchased 1,000,000 shares of our 5% convertible preferred stock and warrants to purchase up to 556,619 shares of our common stock.

        Our agreement with these investors requires us to register an aggregate of 2,146,950 shares of our common stock underlying the shares of preferred stock and the warrants. These shares cover the number of shares of our common stock issuable by us upon conversion of the preferred stock and upon the exercise of the warrants. This prospectus includes all of these shares as well as 462,338 shares of outstanding common stock we agreed to include on behalf of current stockholders.

Compensation of Placement Agent

        Black Point Partners, Inc. acted as our placement agent in connection with both the private placement. As part of its compensation, we issued Black Point Partners a warrant to purchase an aggregate of the 64,409 shares of our common stock. This prospectus includes all of these shares.

RISK FACTORS

        You should carefully consider the risks below and those contained in the section entitled "Factors That May Affect Future Results of Operations" in the documents we file with the SEC that are incorporated by reference in this prospectus, specifically the factors included in our Form 10-K for the year ended December 31, 2003, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, before making an investment decision. The risks described below and incorporated herein are those we currently believe may materially affect us.

If we fail to respond to rapid technological changes in the network security industry, we may lose customers or our products may become obsolete.

        The network security industry is characterized by frequent product introductions, rapidly changing technology and continued evolution of new industry standards. We must also introduce upgrades to our products rapidly in response to customer needs such as new computer viruses or other novel external attacks on computer networks. In addition, the nature of the network security industry requires our products to be compatible and interoperable with numerous security products, networking products, workstation and personal computer architectures and computer and network operating systems offered by various vendors, including our competitors. As a result, our success depends upon our ability to develop and introduce in a timely manner new products and enhancements to our existing products that meet changing customer requirements and evolving industry standards. The development of technologically advanced network security products is a complex and uncertain process requiring high levels of innovation, rapid response and accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully in a timely manner. Further, we or our competitors may introduce new products or product enhancements that shorten the life cycle of our existing products or cause our existing products to become obsolete.

Our revenues have declined from $16.7 million in 2001 to $6.5 million in 2003 in connection with a shift to sales of our newer product lines. If our network intrusion detection and regulated information compliance system products do not achieve market acceptance, our revenues will suffer.

        Over the past three years, we have transitioned our sales strategy from our lower margin SecureCom and PDS security appliance products to the development and sales of our higher margin SecureNet network intrusion detection products. During this transition, sales of our new products were not enough to counteract the loss in sales associated with our older products. As a result, our net revenues have declined from approximately $16.7 million in 2001, to approximately $7.8 million in 2002 and approximately $6.5 million in 2003. In addition, our revenues for the first quarter of 2004 are $1.3 million as compared to $1.5 million for the same period in 2003.

        Our new network security products and regulated information compliance systems have only been in the market place for a limited period of time and may have longer sales cycles than our previous products. Although response to our products has been positive, we have not yet received broad market acceptance. We cannot assure you that our present or future products will achieve market acceptance on a sustained basis.

        In order to achieve market acceptance and achieve future revenue growth, we must introduce complementary security products, incorporate new technologies into our existing product lines and design, develop and successfully commercialize higher performance products in a timely manner. We cannot assure you that we will be able to offer new or complementary products that gain market acceptance quickly enough to avoid decreased revenues during current or future product introductions or transitions.

We resemble a developmental stage company and our business strategy may not be successful.

        From our founding in 1983 until 2000, we derived substantially all of our revenue from the design, manufacture and sale of local area networking equipment. In order to permit us to focus our resources solely on developing and marketing our network security products, on April 17, 2000, we announced our plans to sell our local area networking assets and related networking divisions.

        As a result of these sales, we now depend exclusively on revenues generated from the sale of our networks security products which have received limited market acceptance. Moreover, we have only recently introduced our regulated information compliance systems, and the market for these products has only begun to emerge. Consequently, we resemble a developmental stage company and will face the following inherent risks and uncertainties:

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  the need for our network security products and regulated information compliance systems to achieve market acceptance and produce a sustainable revenue stream;

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  our ability to manage costs and expenses;

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  our dependence on key personnel;

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  our ability to obtain financing on acceptable terms; and

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  our ability to offer greater value than our competitors.

        Our business strategy may not successfully address these risks. If we fail to recognize significant revenues from the sales of our network security products and regulated information compliance systems, our business, financial condition and operating results would be materially adversely affected.

We had a net loss of $1.3 million and an accumulated deficit of $45.5 million as of the quarter ending March 31, 2004. As a result, we must generate substantially greater revenues from sales in order to achieve profitability.

        We have incurred significant operating losses and are uncertain about our future operating results. For the quarter ended March 31, 2004, we incurred a net loss of $1.3 million and had an accumulated deficit of approximately $45.5 million at March 31, 2004. In addition, our revenues have declined from $16.7 million in 2001, to $7.8 million in 2002, and $6.5 million in 2003. We need to generate and sustain substantially greater revenues from the sales of our products if we are to achieve profitability. If we are unable to achieve these greater revenues, our losses will continue indefinitely, and we may never achieve or sustain profitability or generate positive cash flow.

We face intense competition from both start-up and established companies that may have significant advantages over us and our products.

        The market for network security solutions is intensely competitive. There are numerous companies competing with us in various segments of the data security markets, and their products may have advantages over our products in areas such as conformity to existing and emerging industry standards, interoperability with networking and other security products, management and security capabilities, performance, price, ease of use, scalability, reliability, flexibility, product features and technical support.

        Our principle competitors in the network intrusion and detection market include Internet Security Systems, Inc., Cisco Systems, Inc., Symantec, Inc., Netscreen Technologies, Inc., Tipping Point Technologies Inc. and NFR Security, Inc. The market for regulated information compliance systems is relatively new. Our competitors in this market include a number of start up companies that have entered the market in the last two years. However, as this market develops, we expect increased competition from both start up and established companies. Our current and potential competitors may have one or more of the following significant advantages over us:

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  greater financial, technical and marketing resources;

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  better name recognition;

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  more comprehensive security solutions;

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  better or more extensive cooperative relationships; and

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  larger customer base.

        Although we believe that our focus on network perimeters with market leading VPN/firewall control technology and network intrusion detection visibility technology that reduce the total cost of ownership provides us with an advantage with large organizations with complex security requirements, we cannot assure you that our products will achieve market acceptance or that we will be able to compete successfully with our existing or new competitors.

Military actions may disrupt our business by reducing spending our products, increasing our costs and affecting our international operations.

        United States military actions or other events occurring in response to or in connection with them, including future terrorist attacks, actual conflicts involving the United States or its allies or military or trade disruptions could impact our operations by:

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  reducing or delaying government or corporate spending on network security products;

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  increasing the cost and difficulty in obtaining materials or shipping products; and

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  affecting our ability to conduct business internationally.

        Should these events occur, our business, operating results and financial condition could be materially and adversely affected.

Our products can have long sales and implementation cycles which may result in us incurring substantial expenses before realizing any associated revenues.

        The sale and implementation of our products to large companies and government agencies typically involves a lengthy education process and a significant technical evaluation and commitment of capital and other resources. This process is also subject to the risk of delays associated with customers' internal budgeting and other procedures for approving capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations. As a result, sales and implementation cycles for our products can be lengthy, and we may expend significant time and resources before we receive any revenues from a customer or potential customer. Our quarterly and annual operating results could be materially harmed if orders forecasted for a specific customer for a particular period are not realized.

Our cash, cash equivalents, and investments declined from $10.7 million to $2.7 million during 2003. As a result of our expected continuing net cash outflows, we may not have sufficient cash to operate our business.

        As of December 31, 2003, we had cash, cash equivalents and investments in the amount of approximately $2.7 million, down from approximately $10.7 million as of December 31, 2002. Although we believe the additional $5.0 million in gross proceeds we received in connection with a private placement of preferred stock and warrants we completed on March 25, 2004 will provide us with sufficient cash resources to finance our operations for the next twelve months, the sufficiency of our cash resources may depend to a certain extent on general economic, financial, competitive or other factors beyond our control. Moreover, despite our actions to reduce costs and improve profitability, we expect our net operating losses and net operating cash outflows to continue through at least the first half of 2004. We do not currently have any further arrangements for financing, and we may not be able to secure additional debt or equity financing on terms that are acceptable to us, or at all, at the time when we need this financing. If our business does not generate sufficient cash flow from operations and sufficient financing resources are not available, we may not be able to operate or grow our business, pay our expenses when due or fund our other liquidity needs.

Our failure to realize the expected benefits of our recent restructuring efforts could adversely affect our operating results.

        During the first quarter of 2004, we continued a restructuring plan and cost reduction efforts which resulted in $0.1 million in severance costs. Since we began restructuring in 2002, we have incurred approximately $0.8 million in restructuring charges, severance, and related expenses. The objective of our restructuring plan was to reduce our cost structure to a sustainable level that is consistent with our current cash resources and the general economic climate. We have also implemented other strategic initiatives to strengthen our operations, such as reductions in our work force and facilities and aligning our organization around our business objectives. Any further work force reductions could result in temporary reduced productivity of our remaining employees. Additionally, our customers and prospects may delay or forgo purchasing our products due to a perceived uncertainty caused by our restructuring and other changes. Failure to achieve the desired results of our initiatives could seriously harm our business, results of operations and financial condition.

Consolidation in the network security industry may limit market acceptance of our products.

        Several of our competitors have acquired security companies with complementary technologies in the past, and we expect consolidation in the network security industry to continue in the future. These acquisitions may permit our competitors to accelerate the development and commercialization of broader product lines and more comprehensive solutions than we currently offer. Acquisitions of vendors or other companies with which we have a strategic relationship by our competitors may limit our access to commercially significant technologies. Further, business combinations in the network security industry are creating companies with larger market share, customer bases, sales forces, product offerings and technology and marketing expertise which may make it more difficult for us to compete.

Sales to government agencies accounted for 34.5% of our revenues the quarter ended March 31, 2004 and 17% of our revenues for the year ended December 31, 2003. Sales to government customers involve unique risks which could adversely impact our revenues.

        We derived 34.5% of our revenues from sales to various U.S. government entities for the quarter ended March 31, 2004, and 17.0% of our revenues from these sales for the year ended December 31, 2003. We expect to continue to derive a substantial portion of our revenues from U.S. government customers in the future. Sales to the government present risks in addition to those involved in sales to commercial customers, including potential disruption due to appropriation and spending patterns and he government's right to cancel contracts and purchase orders for its convenience. General political and economic conditions, which we cannot accurately predict, directly and indirectly may affect the quantity and allocation of expenditures by federal departments. In addition, obtaining government contracts may involve long purchase and payment cycles, competitive bidding, qualification requirements, delays or changes in funding, budgetary constraints, political agendas, extensive specification development and price negotiations and milestone requirements. Each government entity also maintains its own rules and regulations with which we must comply and which can vary significantly among departments. As a result, cutbacks or re-allocations in the federal budget or losses of government sales due to other factors could have a material adverse effect on our revenues and operating results.

We derived 32.5% of our revenues from international sales in the quarter ended March 31, 2004, and 31.4% of our revenues from these sales for the year ended December 31, 2003. Our ability to sell our products internationally are subject to certain risks which could harm our business.

        Sales to foreign customers accounted for approximately 31.4% of our revenues for the year ended December 31, 2003, and 32.5% of our revenues for the quarter ended March 31, 2004. We expect sales to foreign customers to continue to represent a significant portion of our revenues in the future. Our international operations are subject to many inherent risks that may adversely affect our business, financial condition and operating results, including:

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  political, social and economic instability;

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  trade restrictions;

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  increases in duty rates and other potentially adverse tax consequences;

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  exposure to different legal standards, particularly with respect to the protection of intellectual property;

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  burdens of complying with a variety of foreign laws;

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  unexpected changes in regulatory requirements;

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  import and export license requirements and restrictions of the United States and each other country where we operate;

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  fluctuations in currency exchange rates; and

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  changes in local purchasing practices, including seasonal fluctuations in demand.

Sales through indirect channels accounted for 38% of our revenues for the quarter ended March 31, 2004 and 57% of our revenue for the year ended December 31, 2003. Our revenues will suffer if we do not expand our sales through, or receive the anticipated benefits from our sales through, indirect sales channels.

        We derived 38% of our revenues for the quarter ended March 31, 2004, and 57% of our revenue for the year ended December 31, 2003 from sales through indirect sales channels, such as distributors, value added resellers, system integrators, original equipment manufacturers and managed service providers. We believe we must expand our sales through these indirect channels in order to increase our revenues. Although we are actively pursuing a strategy to increase the percentage of our revenues generated through these indirect sales channels, we cannot assure you that our products will gain market acceptance in these indirect sales channels or that sales through these indirect sales channels will increase our revenues as expected. Further, many of our competitors are also trying to sell their products through these indirect sales channels which could result in lower prices and reduced profit margins for sales of our products.

We must adequately protect our intellectual property in order to prevent loss of valuable proprietary information.

        We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and non-disclosure agreements to protect our proprietary technology. However, unauthorized parties may attempt to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. This is particularly true in foreign countries where the laws may not protect proprietary rights to the same extent as the laws of the United States and may not provide us with an effective remedy against unauthorized use. If our protection of our intellectual property proves to be inadequate or unenforceable, others may be able to use our proprietary developments without compensation to us, resulting in potential cost advantages to our competitors.

We may incur substantial expenses defending ourselves against claims of infringement.

        There are numerous patents held by many companies relating to the design and manufacture of network security systems. Although we are not aware of any instances in which our products violate the intellectual property rights of others or inappropriately use their technology, it is possible that third parties in the future may claim that our products infringe on their intellectual property rights. Any claim, with or without merit, could consume our management's time, result in costly litigation, cause delays in sales or implementations of our products or require us to enter into royalty or licensing agreements. Royalty and licensing agreements, if required and available, may be on terms unacceptable to us or detrimental to our business. Moreover, a successful claim of product infringement against us or our failure or inability to license the infringed or similar technology on commercially reasonable terms could seriously harm our business.

Fluctuations in our quarterly revenues may cause the price of our common stock to decline.

        Our operating results have varied significantly from quarter to quarter in the past, and we expect our operating results to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Although our revenues are subject to fluctuation, significant portions of our expenses are not variable in the short term, and we cannot reduce them quickly to respond to decreases in revenues. Therefore, if revenues are below our expectations, this shortfall is likely to adversely and disproportionately affect our operating results. Accordingly we may not attain positive operating margins in future quarters. Any of these factors could cause our operating results to be below the expectations of securities analysts and investors, which likely would negatively affect the price of our common stock.

The price of our common stock has been volatile in the past and may continue to be volatile in the future due factors outside of our control.

        The market price of our common stock has been highly volatile in the past and may continue to be volatile in the future. For example, since August 5, 2003, the market price of our common stock on The Nasdaq SmallCap Market has fluctuated between $0.91 and $5.54 per share. The market price of our common stock may fluctuate significantly in response to a number of factors, many of which are outside our control, including:

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  variations in our quarterly operating results;

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  changes in estimates of our financial performance by securities analysts;

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  changes in market valuations of our competitors;

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  announcements by us or our competitors of new products, significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;

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  product or design flaws, product recalls or similar occurrences;

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  additions or departures of key personnel;

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  sales of common stock in the future; and

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  fluctuations in stock market prices and volume, which can be particularly common among network security and other high technology companies.

Our recent reductions in our work force may make it more difficult for us to attract and retain the personnel necessary to successfully operate our business.

        We rely upon the continued service of a relatively small number of key technical, sales and senior management personnel. Our future success depends on retaining our key employees and our continuing ability to attract, train and retain other highly qualified technical, sales and managerial personnel. We have employment agreements with relatively few of our key technical, sales and senior management personnel. As a result, our employees could resign with little or no prior notice. We may not be able to attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future, especially given our recent reductions in force. The loss of any of our key technical, sales and senior management personnel or our inability to attract, train and retain additional qualified personnel could seriously harm our business.

Certain rights of the holders of 5% convertible preferred stock may hinder our ability to raise additional financing.

        We cannot issue shares of capital stock with rights senior to those of our existing preferred or incur certain indebtedness without the approval of at least a majority of the holders of our 5% convertible preferred stock. In addition, holders of the preferred stock who are not executive officers or directors have the right to purchase a pro rata portion of certain future issuances of securities by us. The combination of these provisions could hinder or delay our ability to raise additional debt or equity financing.

You will experience substantial dilution upon the conversion of the shares of preferred stock and exercise of warrants that we issued in a private placement.

        On March 25, 2004, we completed a $5,000,000 private placement in connection with which we issued 1,000,000 shares of our 5% Convertible Preferred Stock and warrants to acquire 556,619 shares of our common stock. The conversion price for the preferred stock and the exercise price of the warrants is $3.144 per share. We also issued our placement agent a warrant for 64,408 shares of our common stock at an exercise price of $3.144 per share. As a result, we expect the private placement to result in dilution to holders of our common stock upon conversion of the preferred stock and exercise of the warrants of 2,221,358 shares of common stock, or an approximately 43% increase in the number of shares of our common stock outstanding.

The conversion of preferred stock or exercise of warrants we issued in the private placement may cause the price of our common stock to decline.

        Upon the effectiveness of the registration statement related to this prospectus, the holders of preferred stock and warrants we issued in the private placement will be able to freely convert their shares of preferred stock and exercise their warrants and sell their underlying shares of common stock. For the four weeks ended on July 30, 2004, the average daily trading volume of our common stock on The Nasdaq SmallCap Market was 7,640 shares. Consequently, if holders of preferred stock or warrants elect to convert their shares or exercise their warrants and sell a material amount of their underlying shares of common stock on the open market, the increase in selling activity could cause a decline in the market price of our common stock. Furthermore, these sales, or the potential for these sales, could encourage short sales, causing additional downward pressure on the market price of our common stock.

The percentage of our revenues attributable to sales of PDS products integrated with software of Check Point Software Technologies decreased from 29.1% in 2002 to 16.7% in 2003 and from 25.7% for the first quarter of 2003 to 4.6% for the first quarter of 2004. Because sales of our newer products may not offset the reduced sales of our PDS products, a change in our relationship with Check Point could have a negative effect on our operating results.

        Our PDS family of security appliances, which are integrated with Check Point Software Technologies' market-leading VPN-1®/FireWall-1® software, represented 4.6% of our revenues for the quarter ended March 31, 2004, and 16.7% of our revenues for the year ended December 31, 2003. These percentages are down from 25.7% of our revenues for the quarter ended March 31, 2003, and 29.1% of our revenues for the year ended December 31, 2002. We expect the percentage of our sales attributable to our PDS products to decline in the future; however, our reliance on newer product sales may not replace the anticipated decline in revenue from sales of our PDS products. Although we are a certified appliance partner of Check Point and our PDS products have received Check Point certification, we have no long-term agreement or exclusive relationship with Check Point. As a result, the loss or significant change in our relationship with Check Point, the failure of our PDS products to maintain or receive Check Point certification, the business failure of Check Point or its acquisition by or of one of our competitors and the loss of market share of Check Point or market acceptance of its products could each have a material adverse effect on our business, financial condition and results of operations.

Our acquisition of complementary products or businesses may adversely affect our financial condition.

        We have made acquisitions in the past, and, in the future, we may acquire or invest in additional companies, business units, product lines or technologies to accelerate the development of products and sales channels complementary to our existing products and sales channels. Negotiation of potential acquisitions and integration of acquired products, technologies or businesses could divert our management's time and resources. Future acquisitions could cause us to issue equity securities that would dilute your ownership of us, incur debt or contingent liabilities, amortize intangible assets or write off in-process research and development, goodwill and other acquisition-related expenses that could seriously harm our financial condition and operating results. Further, if we are not able to properly integrate acquired products, technologies or businesses with our existing products and operations, train, retain and motivate personnel from the acquired business or combine potentially different corporate cultures, we may not receive the intended benefits of our acquisitions, which could adversely affect our business, operating results and financial condition.

The payment of accrued dividends on our 5% convertible preferred stock may strain our cash resources.

        Shares of our 5% convertible preferred stock accrue cash dividends equal to $0.25 per share per annum. These dividends are payable in arrears on March 31 and September 30 of each year, commencing on September 30, 2004. Delaware law provides that we may only pay dividends out of our capital surplus or, if no surplus is available, out of our net profits for the fiscal year the dividend is declared and/or the preceding fiscal year. We have not had net profits for the last two fiscal years, and as of March 31, 2004 our capital surplus, defined as the amount by which our net assets exceed our stated capital, was approximately $2.7 million. Therefore, we have only limited resources to pay these dividends. In addition, the payment of these dividends could strain our available cash resources which could adversely affect our ability to operate or grow our business.

Compliance with export regulations may hinder our sales to foreign customers.

        Certain of our data security products incorporate encryption and other technology that may require clearance and export licenses from the U.S. Department of Commerce under United States export regulations. Any inability to obtain these clearances or licenses or any foreign regulatory approvals, if required, on a timely basis could delay sales and have a material adverse effect on our operating results.

Provisions of our charter documents and Delaware law may have anti-takeover effects.

        Certain provisions of our certificate of incorporation and bylaws, such as our ability to offer "blank check" preferred stock and the inability of our stockholders to act by written consent, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders and could inhibit a non-negotiated merger or other business combination.

Our management and larger stockholders exercise significant control over our company and may approve or take actions that may be adverse to your interests.

        As of May 31, 2004, our executive officers, directors and 5% stockholders beneficially own approximately 38.5% of our voting power. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us. These stockholders may use their influence to approve or take actions that may be adverse to your interests.

Our management may spend the proceeds of this offering in ways with which you do not agree.

        Our management will have broad discretion over how we use the net proceeds of this offering and could spend proceeds in ways with which you do not agree. Pending deployment of the funds, the proceeds may be invested in ways that do not yield favorable returns. Please see the "Use of Proceeds" section of this prospectus for information about how we plan to use the proceeds of this offering.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the materials incorporated herein by reference contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forwarding-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue" and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. Our actual results could differ materially from the expectations we describe in our forward-looking statements as a result of certain factors, as more fully described in the "Risk Factors" section of this prospectus and the section entitled "Factors That May Affect Future Results of Operations" and elsewhere in the documents we file with the SEC that are incorporated herein.

DESCRIPTION OF SECURITIES AND RELATED TRANSACTIONS

Private Placement

        On March 25, 2004, we completed a private placement under Rule 506 of Regulation D with six institutional investors and three individual accredited investors, including G. Ward Paxton, our Chairman, President and Chief Executive Officer, and James F. Gero, a member of our Board of Directors, pursuant to which the investors paid us an aggregate of $5,000,000 in consideration for (1) 1,000,000 shares of our 5% convertible preferred stock convertible into shares of our common stock at an initial conversion price of $3.144 per share and (2) warrants to purchase up to 556,619 shares of our common stock at an initial exercise price of $3.144 per share. The conversion price of the preferred stock and the exercise price of the warrants are subject to adjustments for stock dividends, splits, combinations, reclassifications and similar transactions.

        Pursuant to the terms of the Securities Purchase Agreement entered into in connection with the private placement, we granted each investor, other than Mr. Paxton and Mr. Gero, who continues to own shares of preferred stock prior to the sale, the right to purchase a pro rata portion of certain future sales of securities by us based on the ratio of the number of shares of our common stock held by that eligible investor, including any shares of common stock issuable upon the conversion of the preferred stock and the exercise of the warrants owned by that eligible investor, to the total number of shares of our common stock outstanding immediately prior to the sale, assuming the conversion of outstanding preferred stock and the exercise of the outstanding warrants. However, if the future sale is at a price below the average trading price of our common stock for the ten days preceding the sale, each of the eligible investors will have the right to purchase a pro rata portion of the new securities based on the ratio of the number of shares of common stock owned by that eligible investor, assuming the conversion of the preferred stock and the exercise of the warrants owned by that investor, to the total number of shares of common stock then owned by all the eligible investors, assuming the conversion of all outstanding preferred stock and the exercise of all outstanding warrants. As a result, eligible investors will have the right to purchase 100% of the securities we offer to sell at below market price.

        The investors' right of purchase will not apply to the following issuances by us, regardless of whether these issuances are below market price:

  •
  shares issuable upon the conversion of the preferred stock or the exercise of the warrants;

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  securities we issue to directors, officers and consultants as compensation;

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  shares of stock issued in connection with a stock split, stock dividend or recapitalization;

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  securities we issue in connection with commercial agreements;

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  securities we issue in connection with commercial lending and lease transactions;

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  securities issued in connection with acquisitions; and

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  shares of stock issued in an underwritten public offering.

Compensation of Placement Agent

        Black Point Partners, Inc. acted as our placement agent for the private placement financing. As compensation for services rendered to us by Black Point Partners, we agreed to:

  •
  pay Black Point Partners a retainer fee of $15,000 in cash;

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  pay Black Point Partners a cash fee equal to $185,000, or 4% of gross proceeds we received in the private placement after credit of the $15,000 retainer fee; and

  •
  issue to Black Point Partners a warrant to purchase an aggregate of 64,409 shares of our common stock at an exercise price of $3.144 per share.

        We issued the warrant to Black Point Partners pursuant to Rule 506 of Regulation D. The terms of this warrant are described below in "Terms of the Warrants—Black Point Partners Warrants."

Terms of the 5% Convertible Preferred Stock

        Dividends.    Holders of preferred stock are entitled to a 5% per annum dividend per share. The dividend accrues and is payable in cash semi-annually on the last business day of March and September. Accrued but unpaid dividends are also payable upon the conversion or redemption of the shares of preferred stock and upon a liquidation event.

        Voting Rights.    Holders of preferred stock will vote together with shares of common stock on an as converted to common stock basis. Based on the conversion rate of the preferred stock, holders of shares of preferred stock will receive 1.5903 votes for each share. After aggregating all voting rights of a particular holder, any fractional votes are rounded to the nearest whole number. As a result, a holder of 100 shares of preferred stock would be entitled to 159 votes on any matters submitted to our stockholders for approval.

        In addition, as long as any shares of preferred stock are outstanding, we cannot take any of the following actions without the separate class vote or written consent of a majority of the then outstanding shares of preferred stock:

  •
  redeem, repurchase or acquire for value any shares of the preferred stock other than pursuant to the conversion and redemption provisions of the preferred stock;

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  redeem, repurchase or acquire for value any shares of our common stock other than under agreements pursuant to which we have the right to repurchase common stock from employees, officers, directors, consultants and other service providers upon their termination or other events at a price no greater than the original cost of the shares plus interest at no more than 9% per annum as long as the total amount we repurchase does not exceed $100,000 in any 12-month period; or

  •
  issue any debt securities or incur indebtedness for borrowed money, other than in connection with a strategic commercial agreement approved by our board of directors, pursuant to a commercial borrowing, secured lending or lease financing transaction approved by our board of directors or in connection with an acquisition.

        Conversion.    The preferred stock, which is comprised of an aggregate of 1,000,000 authorized shares, is convertible, at the option of the holders, into shares of our common stock at an initial conversion price of $3.144 per share. Based on the original purchase price of $5.00 per share, each share of preferred stock is initially convertible into 1.5903 shares of our common stock. The preferred stock contains adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassifications or similar events of our capital stock.

        A holder of preferred stock cannot convert shares of preferred stock into shares of our common stock if that holder would beneficially own greater than 9.9% of our issued and outstanding shares of common stock, as determined in accordance with Section 13(d) of the Exchange Act, upon conversion of the preferred stock.

        Redemption.    We have the right to redeem any or all of the outstanding shares of preferred stock at a price of $5.00 per share plus any accrued but unpaid dividends at any time after September 25, 2004 if the following conditions are met:

  •
  the volume weighted average price of our common stock for ten consecutive trading days must be at least 200% of the conversion price of the preferred stock then in effect, for a period of any 20 out of 30 consecutive trading days immediately preceding the redemption;

  •
  the shares of common stock underlying the shares of preferred stock can be sold without restriction on resale;

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  the registration statement related to this prospectus is effective at all times during the period beginning at least 30 days prior to our notice of redemption and ending on the earlier to occur of the redemption date or the last date we are required to keep the registration statement effective; and

  •
  the registration statement related to this prospectus is expected to remain effective until the earlier of 30 days following the earlier to occur of the redemption date and the last day we are required to keep the registration effective.

        Rank; Liquidation Preference.    The holders of preferred stock rank prior to the holders of our common stock and, unless otherwise consented to by the holders of preferred stock, prior to all other classes of capital stock currently outstanding, or that we may establish, with respect to the distribution of our assets upon a bankruptcy, liquidation or other similar event. The liquidation preference for the preferred stock is an amount equal to $5.00 per share plus any accrued and unpaid dividends.

Terms of the Warrants

        Private Placement Warrants.    The warrants we issued in the private placement have an initial exercise price of $3.144 per share and are exercisable for our common stock at any time on or before March 25, 2009. The warrants contain a cashless exercise provision, permitting the holder, in lieu of paying the exercise price, to surrender the warrant for a number of shares of common stock determined by multiplying the number of shares of common stock underlying the warrant by a fraction based on the exercise price of the warrant and the current market value of our common stock.

        All of the warrants contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassification or similar events of our capital stock.

        A holder of a warrant cannot exercise warrants for shares of our common stock if that holder would beneficially own greater than 9.9% of our issued and outstanding shares of common stock, as determined in accordance with Section 13(d) of the Exchange Act, upon exercise of the warrants.

        Black Point Partners Warrant.    The warrant we issued to Black Point Partners has an initial exercise price of $3.144 per share and is exercisable for our common stock at any time on or before March 25, 2009. The warrant contains a cashless exercise provision, permitting Black Point Partners, in lieu of paying the exercise price, to surrender the warrant for a number of shares of common stock determined by multiplying the number of shares of common stock underlying the warrant by a fraction based on the exercise price of the warrant and the current market value of our common stock.

        The warrant contains adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassification or similar events of our capital stock.

Registration Rights

        In connection with the Securities Purchase Agreement, we entered into a Registration Rights Agreement, pursuant to which we are required to file a registration statement to register the

2,146,950 shares of common stock issuable upon the conversion of the preferred stock and upon the exercise of the warrants issued to the investors in the private placement. This prospectus relates to the registration of all of these shares of common stock. If the registration statement relating to this prospectus is not declared effective by the SEC by July 24, 2004, we may be subject to the payment of liquidated damages equal to 2% of the aggregate purchase price paid to us in the private placement for each thirty-day period, pro rated for any shorter period, that the filing or effectiveness of the registration statement is delayed.

        This prospectus also includes 337,338 shares previously acquired by Gryphon Master Fund, L.P., one of the investors, 125,000 shares previously acquired by Mr. Gero, one of our directors and an investor, and the 64,409 shares of common stock underlying the warrant we issued to Black Point Partners.

        As a condition to the consummation of the private placement, each of our executive officers and directors has agreed not to sell any shares of our common stock owned by them until the registration statement relating to this prospectus is declared effective.

        We must keep the registration statement related to this prospectus effective until the earliest to occur of March 25, 2006, the date on which all shares of common stock covered by the registration statement are sold and the termination of the registration rights agreement.

PLAN OF DISTRIBUTION

        Shares of our common stock held by the selling stockholders and covered by this prospectus may be sold or distributed at any time or from time to time by the selling stockholders, their pledgees, donees, transferees or other successors in interest, in one or more transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to the then current market price, at varying prices determined at the time of sale in negotiated transactions, or at such other price as the selling stockholders may determine from time to time.

        The selling stockholders may offer their shares at various times in one or more of, or a combination of, the following or other kinds of transactions:

  •
  transactions on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

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  in the over-the-counter market;

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  in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

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  in connection with short sales of the shares;

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  by pledge to secure or in payment of debt and other obligations;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise; or

  •
  in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options.

        No selling stockholder had any agreement or understanding, directly or indirectly, with any person to distribute the shares underlying the preferred stock and warrants at the time the selling stockholder purchased them. All of the selling stockholders purchased the securities in the ordinary course of business.

        If the selling stockholders effect these transactions by selling shares to or through broker-dealers or agents, those broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders or commissions from purchasers of the shares for whom they may act as agent. These commissions, discounts or concessions as to a particular broker-dealers or agents may be in excess of customary commissions in the types of transactions involved. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers with respect to the sale of the shares covered by this prospectus.

        The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the shares or otherwise. In these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. Several of the selling stockholders have entered into sort positions as of the date hereof. None of the shares issuable upon conversion of the preferred stock or exercise of the warrants and none of the other shares described in this prospectus will be used to cover any of these short positions or any other short positions prior to the effectiveness of the registration statement relating to this prospectus. The selling stockholders may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or financial institutions of the shares. The broker-dealer or other financial institutions may then resell or otherwise transfer those shares pursuant to this prospectus.

        The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer or other financial institutions may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

        Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, rather than under this prospectus, provided they meet the criteria and conform to the requirements of such rule.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock until his or her participation in that distribution is completed. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of common stock by the selling stockholders.

        We will make copies of this prospectus available to the selling stockholders. We have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities under the Securities Act.

        At the time a particular offer of shares is made, we will file a supplement to this prospectus, if required, that will disclose:

  •
  the name of each such selling stockholder and of the participating broker-dealer(s);

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  the number of shares involved;

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  the price at which such shares were sold;

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

  •
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  •
  other facts material to the transaction.

        In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

        We entered into the registration rights agreement described under "Description of Securities and Related Transactions—Registration Rights" for the benefit of the selling stockholders to register the shares of common stock under applicable federal and state securities laws. Pursuant to the terms of the registration rights agreement, we will pay all expenses of the registration of the shares except that the selling stockholders will pay any applicable commissions and discounts attributable to the sales of the shares and costs and expenses of their own counsel. We have agreed to indemnify the selling stockholders against certain liabilities relating to the registration statement, including liabilities under the Securities Act. Conversely, each selling stockholder has agreed to indemnify us against certain liabilities relating to the information given to us in writing by that selling stockholder for inclusion in the registration statement, including liabilities under the Securities Act.

USE OF PROCEEDS

        We will receive the exercise price of the warrants, if they are exercised for cash, but will receive no proceeds from the resale of the underlying shares which may be offered hereby. As of the date of this prospectus, if all of the warrants for which we are registering the underlying shares of our common stock are exercised for cash, we would receive an aggregate of approximately $1,952,512.03. We intend to use the proceeds, if any, from the exercise of the warrants for general corporate purposes and working capital.

SELLING STOCKHOLDERS

        The following table identifies each of the selling stockholders and sets forth information as of the date of this prospectus with respect to the number of shares which may be offered under this prospectus from time to time by each selling stockholder. This information includes shares obtainable upon conversion or exercise of shares of preferred stock and warrants, which are currently convertible or exercisable into shares of our common stock. Except as otherwise indicated, the persons named in the table below have sole investment and voting power with respect to all shares beneficially owned, subject to community property laws, where applicable. Percentage ownership is based on 5,166,312 shares of our common stock outstanding on August 5, 2004 and reflects a four-for-one (4:1) reverse split of our common stock effective March 29, 2004. For purposes of this table, the shares of common stock beneficially owned by a person or group of persons before the offering equals the sum of:

  •
  any shares beneficially owned unrelated to the preferred stock and warrants, including any shares that person or group has the right to acquire within 60 days;

  •
  the shares beneficially owned underlying the preferred stock based on a conversion price of $3.144; and

  •
  the shares beneficially owned underlying the warrants based on an exercise price between $3.144. In calculating the percentage for each selling stockholder, the shares issuable upon conversion of the preferred stock and exercise of the warrants for any selling stockholder are included in the denominator of the shares outstanding for that selling stockholder but are not included in the denominator for any other person.

        Under the terms of the preferred stock and warrants we issued in the private placement, the shares of preferred stock are convertible and the warrants are exercisable by any selling stockholder only to the extent that the number of shares of common stock issuable pursuant to those securities, together with the number of shares of our common stock owned by that selling stockholder and its affiliates (but not including shares of common stock underlying unconverted portions of the preferred stock or unexercised portions of the warrants) would not exceed 9.9% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the column "Shares Offered" in the table below for certain selling stockholders exceeds the number of shares of common stock that the selling stockholder could beneficially own at any given time through the ownership of these preferred stock or warrants.

        All of the shares of common stock being offered by this prospectus are being offered by the selling stockholders for their own accounts. Because the selling stockholders may sell all, some or none of the shares covered by this prospectus, and there are currently no agreements, arrangements or understandings with any of the selling stockholders with respect to the sale of any of the shares, we cannot estimate the number of shares or the percentage of outstanding shares of common stock, that will be held by any of them upon termination of this offering. For purposes of this table, we are assuming that the selling stockholders will sell all of the shares offered by this prospectus and will not acquire any additional shares.

        This prospectus also covers any additional shares of common stock which may become issuable in connection with shares sold by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without us receiving any cash or other value, which results in an increase in the number of our outstanding shares of common stock.

        Of the 2,673,697 shares of common stock being offered by the selling stockholders:

  •
  2,146,950 shares are issuable upon conversion of the preferred stock and exercise of the warrants purchased by the investors in the private placement described under "The Transactions—Private Placement" and "Description of Securities and Related Transactions—Private Placement;"

  •
  64,409 shares are issuable upon the exercise of the warrant we issued to Black Point Partners, Inc. for acting as our placement agent in the private placement; see "The Transactions—Compensation of Placement Agent," "Description of Securities and Related Transactions—Compensation of Placement Agent," and "Certain Relationships among the Selling Stockholders and Intrusion—Black Point Partners, Inc.;" and

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  462,338 shares were acquired by Mr. Gero and Gryphon Master Fund, L.P. at a price of $0.57 per share in privately negotiated transactions with SAIC Venture Capital Corporation on February 4, 2004.

        Other than Black Point Partners, Mr. Gero and Mr. Paxton, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of shares or our common stock or other securities. See "Certain Relationships among the Selling Stockholders and Intrusion."

			Shares Owned After the Offering
	Shares Beneficially Owned Before Offering
Name of Selling Stockholder		Shares Offered
			Number	Percent
Black Point Partners, Inc.(1)	64,409	64,409	0	0.0%
Gero, James F.	318,430	253,817	64,613	0.9%
Gryphon Master Fund, L.P.(2)	831,136	831,136	0	0.0%
Paxton, G. Ward(3)	671,075	300,572	370,503	5.0%
Crestview Capital Master, L.L.C.(4)	343,512	343,512	0	0.0%
Enable Growth Partners, L.P.(5)	193,226	193,226	0	0.0%
Marshall B. Payne	42,940	42,940	0	0.0%
Renaissance Capital Growth & Income Fund III, Inc.(6)	214,695	214,695	0	0.0%
Renaissance US Growth Investment Trust PLC(6)	214,695	214,695	0	0.0%
BFS US Special Opportunities Trust PLC(6)	214,695	214,695	0	0.0%

Total	3,108,813	2,673,697	435,116	5.9%

* Less than 1%

Footnotes to Selling Stockholder Table:

(1)
Charles T. Manuel has voting and/or investment control over the shares held by Black Point Partners, Inc. Mr. Manuel disclaims beneficial ownership of these shares.
(2)
Gryphon Master Fund, L.P. has shared voting power and shared dispositive power over all of these shares with Gryphon Management Partners, L.P., Gryphon Partners, L.P., Gryphon Partners (QP), L.P., Gryphon Advisors, LLC and E.B. Lyon IV. Gryphon Partners, L.P. is the general partner of Gryphon Master Fund, L.P. Gryphon Management Partners, L.P. is the general partner of Gryphon Partners, L.P. Gryphon Advisors, LLC is the general partner of Gryphon Management Partners, L.P. Mr. Lyon controls Gryphon Advisors, LLC and has voting and/or investment control over the shares held by Gryphon Master Fund, L.P. Mr. Lyon disclaims beneficial ownership of these shares.
(3)
Includes the equivalent of 5,077 shares held by Mr. Paxton in the Intrusion Stock Fund in the 401(k) Savings Plan.
(4)
Stew Fink and Richard Levy have voting and/or investment control over the shares held by Crestview Capital Master, L.L.C. Mr. Fink and Mr. Levy disclaim beneficial ownership of these shares.
(5)
Mitch Levine has voting and/or investment control over the shares held by Enable Growth Partners, L.P. Mr. Levine disclaims beneficial ownership of those shares.
(6)
RENN Capital Group, Inc. is the investment advisor or manager to Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth Investment Trust PLC and BFS US Special

  Opportunities Trust PLC. Russell Cleveland is the president of RENN Capital Group, Inc. and has voting and/or investment control over the shares held by these entities. Mr. Cleveland disclaims beneficial ownership of these shares.

Certain Relationships among the Selling Stockholders and Intrusion

Directors and Executive Officers

        The following selling stockholders are directors and, in one instance, an executive officer of our company:

  •
  G. Ward Paxton—President, Chief Executive Officer, Chairman of the Board and director; and

  •
  James F. Gero—director.

Black Point Partners, Inc.

        Black Point Partners, Inc. acted as our financial advisor and exclusive placement agent in connection with the issuance of our 5% convertible preferred stock and warrants to the investors in the private placement. As compensation for acting as our placement agent, we paid Black Point Partners an aggregate of $200,000. In addition, we issued Black Point Partners a warrant to purchase an aggregate of 64,409 shares of our common stock at an exercise price of $3.144 per share.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Patton Boggs LLP, Dallas, Texas.

EXPERTS

        Our consolidated financial statements and schedule for the years ended December 31, 2002 and 2001 appearing in our Annual Report (Form 10-K/A) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        Our consolidated financial statements and schedule for the year ended December 31, 2003, appearing in our Annual Report (Form 10-K/A) for the year ended December 31, 2003, have been audited by KBA Group LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you without charge at the SEC's web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

  •
  our Annual Report on Form 10-K for the year ended December 31, 2003, as amended;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as amended;

  •
  our Current Reports on Form 8-K dated January 16, 2004; March 18, 2004; March 25, 2004; March 26, 2004; and April 19, 2004; and

  •
  the description of our common stock contained in our registration statement on Form 8-A filed with the SEC, including any amendments or reports filed for the purpose of updating such description.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Michael Paxton
    Vice President and Chief Financial Officer
    Intrusion Inc.
    1101 E. Arapaho Road
    Richardson, Texas 75081
    (972) 234-6400

        You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

        We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

Intrusion Inc.

2,673,697 Shares
of Common Stock

PROSPECTUS

August 9, 2004

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TABLE OF CONTENTS
INTRUSION INC.
RISK FACTORS
NOTE REGARDING FORWARD-LOOKING STATEMENTS
DESCRIPTION OF SECURITIES AND RELATED TRANSACTIONS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
SELLING STOCKHOLDERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION